UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Contacts:

Tracy Rawa
Investor Relations
Creo Products Inc.
Tel: +1.604.451.2700
Email: IR@creo.com

Rochelle van Halm
Media Relations
Tel: +1.604.451.2700
Email: rochelle_van_halm@creoscitex.com

www.creo.com

FOR IMMEDIATE RELEASE

Creo Invests $23.6 Million in printCafe

Secures Stake in Leading Print Management Solutions Provider

Vancouver, BC CANADA (January 3, 2002) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) ('Creo') has invested US$23.6 million in printCafe, Inc. ('printCafe'), as part of a US$39.6 million private placement of equity and debt. printCafe™ is the leading provider of print management software for both printers and buyers in the printing and publishing industry. Other investors in this financing include Mellon Ventures, Inc. (NYSE: MEL); HarbourVest Partners, LLC of Boston, MA; J & W Seligman; and Weiss, Peck & Greer, LLC.

The US$23.6 million investment by Creo of secured long-term debt will increase the company's voting interest in printCafe to approximately 40 percent from 17.24 percent. Representation on the printCafe board of directors will increase to two seats from one as a result of this investment. Amos Michelson, chief executive officer of Creo, will continue to serve as chair of the printCafe board of directors and one additional Creo representative will be named shortly. Creo will account for the investment in printCafe under the equity method.

"The Creo vision for Networked Graphic Production leads the graphic arts industry into a fully digitized world, from the ideas generated on the creative desktop to the delivery of the finished products. We are developing products and integrated solutions for this market to provide greater value and efficiency throughout the entire production process. printCafe is an integral part of that solution," said Amos Michelson, chief executive officer of Creo. "By integrating content production workflows from Creo with print management systems from printCafe, our customers will be able to take advantage of a web-enabled, fully integrated production environment."

"We believe that Creo's confidence in printCafe is a direct reflection of our people, our technology, and the viability of our market," said Marc Olin, president and chief executive officer of printCafe. "We are very pleased to be entering the new year with a strong balance sheet that allows us to power our own success from here. With significant obligations repaid, printCafe is operating from a position of financial strength. We've paved the way for increased growth and revenue in 2002 and well into the future."

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

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About printCafe

printCafe is a leading developer of supply chain management software for the printing and publishing industry. The company provides print management systems for over 8,000 publication, commercial, and on-demand printing facilities. PrintCafe also provides Web-based, enterprise-wide print procurement solutions for the Fortune 1000 including General Motors (NYSE: GM), AOL Time Warner (NYSE: AOL), and Hewlett-Packard, among others.

About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Products Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - our principal operating division - we are leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: January 3, 2002

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary